                            SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)


                           FILED BY THE REGISTRANT ( )
                 FILED BY A PARTY OTHER THAN THE REGISTRANT (X)

                           CHECK THE APPROPRIATE BOX:

                         ( ) PRELIMINARY PROXY STATEMENT
        ( ) CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY (AS PERMITTED BY
                               RULE 14A-6(E)(2))]
                         (X) DEFINITIVE PROXY STATEMENT
                       ( ) DEFINITIVE ADDITIONAL MATERIALS
                 ( ) SOLICITING MATERIAL PURSUANT TO RULE 14A-12

                       FIRST AMERICAN CAPITAL CORPORATION
    ------------------------------------------------------------------------
                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

   FIRST AMERICAN COMMITTEE FOR PROTECTION OF SHAREHOLDER VALUE, ATTN: MARK A. OLIVER, SPOKESPERSON, 400 EAST ANDERSON LANE, AUSTIN, TEXAS 78752, phone (512)
   536-9783; with a copy to: Reid A. Godbolt, Esq., Jones & Keller, P.C. 1625
          Broadway, Suite 1600, Denver, CO 80202, phone (303) 573-1600.
    ------------------------------------------------------------------------
    (NAME OF PERSON(s) FILING PROXY STATEMENT, IF OTHER THAN THE REGISTRANT)

               PAYMENT OF FILING FEE (CHECK THE APPROPRIATE BOX):

                               (X) NO FEE REQUIRED
   ( ) FEE COMPUTED ON TABLE BELOW PER EXCHANGE ACT RULES 14A-6(i)(1) AND 0-11

       (1) TITLE OF EACH CLASS OF SECURITIES TO WHICH TRANSACTION APPLIES:

        (2) AGGREGATE NUMBER OF SECURITIES TO WHICH TRANSACTION APPLIES:

           (3) PER UNIT PRICE OR OTHER UNDERLYING VALUE OF TRANSACTION
           COMPUTED PURSUANT TO EXCHANGE ACT RULE 0-11 (SET FORTH THE
          AMOUNT ON WHICH THE FILING FEE IS CALCULATED AND STATE HOW IT
                                WAS DETERMINED):

              (4) PROPOSED MAXIMUM AGGREGATE VALUE OF TRANSACTION:

                               (5) TOTAL FEE PAID:

               ( ) FEE PAID PREVIOUSLY WITH PRELIMINARY MATERIALS.
   ( ) CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY EXCHANGE ACT

                        ANNUAL MEETING OF SHAREHOLDERS OF
                       FIRST AMERICAN CAPITAL CORPORATION
                                  JUNE 2, 2003

                               PROXY STATEMENT OF
                        THE FIRST AMERICAN COMMITTEE FOR
                         PROTECTION OF SHAREHOLDER VALUE

                                   ----------

This proxy statement and the WHITE proxy card enclosed herewith are being furnished to the shareholders of First American Capital Corporation ("First American" or the "Company") in connection with the solicitation of proxies by the FIRST AMERICAN COMMITTEE FOR PROTECTION OF SHAREHOLDER VALUE (the "Shareholder Protection Committee") for voting at the 2003 annual meeting of shareholders of First American, and at any adjournments, postponements or reschedulings thereof (the "2003 Annual Shareholders' Meeting").

The Shareholder Protection Committee is soliciting proxies to take the following actions at the 2003 Annual Shareholders' Meeting:

         (1) to elect Rickie D. Meyer, Michael N. Fink, Danny N. Biggs, Dean F. Ferrell, Roger K. Viola, Harold E. Riley, Rick D. Riley and Mark A. Oliver to the Board of Directors of First American, each to serve until the 2004 annual meeting of shareholders of First American and until their respective successors are duly elected;

         (2) to ratify and approve the appointment of Kerber, Eck & Braeckel LLP as independent auditors for the next fiscal year; and

         (3) to transact any other business that is properly brought before the 2003 Annual Shareholders' Meeting.

The 2003 Annual Shareholders' Meeting is scheduled to be held on Monday, June 2, 2003 at 11:00 a.m. Central Daylight Time at the Holiday Inn West, located at 605 S.W. Fairlawn, Topeka, Kansas 66606. First American has set April 30, 2003 as the record date for determining shareholders entitled to receive notice of and to vote at the 2003 Annual Shareholders' Meeting.

Information concerning the Shareholder Protection Committee, its nominees and other persons who are participants in this proxy solicitation is provided in this proxy statement under the headings "The Shareholder Protection Committee's Nominees," "Information Regarding the Participants" and in Annex A.

                                      *****


THE VOTING OF THE PROXIES WE SOLICIT FROM YOU PURSUANT TO THIS PROXY STATEMENT WILL BE SUBJECT TO THE PRIOR NON-OBJECTION OR APPROVAL OF THE KANSAS COMMISSIONER OF INSURANCE. ANY FAILURE TO OBTAIN SUCH NON-OBJECTION OR APPROVAL WILL SUBJECT YOU TO THE RISK THAT PROXIES YOU GRANT US MAY NOT BE COUNTED AT THE 2003 ANNUAL SHAREHOLDERS' MEETING. SEE "BACKGROUND OF THIS SOLICITATION" FOR MORE INFORMATION.


A PROXY MAY BE GIVEN BY ANY PERSON WHO OWNS SHARES OF FIRST AMERICAN COMMON STOCK ON APRIL 30, 2003, THE RECORD DATE FOR THE 2003 ANNUAL SHAREHOLDERS' MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE 2003 ANNUAL SHAREHOLDERS' MEETING YOU ARE URGED TO SIGN AND DATE THE ENCLOSED WHITE PROXY CARD ONLY AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. YOUR LATEST-DATED PROXY IS THE ONE THAT COUNTS. YOU MAY RETURN THE WHITE PROXY CARD EVEN IF YOU HAVE ALREADY DELIVERED A PROXY. WE URGE YOU NOT TO RETURN ANY PROXY SENT TO YOU BY REPRESENTATIVES OF THE COMPANY.

IF YOU HAVE ANY QUESTIONS ABOUT THE SHAREHOLDER PROTECTION COMMITTEE'S SOLICITATION, OR NEED ANY ASSISTANCE IN VOTING YOUR SHARES, PLEASE CONTACT

OUR PROXY SOLICITOR, GEORGESON SHAREHOLDER COMMUNICATIONS, INC., TOLL-FREE, AT 1-800-732-6168.

The date of this proxy statement is May 9, 2003. This proxy statement and the WHITE proxy card included herewith are being mailed or given to shareholders of First American on or about May 12, 2003.

                                  INTRODUCTION

At the 2003 Annual Shareholders' Meeting, eight persons will be elected as directors of First American to hold office until the 2004 annual meeting of shareholders and until their successors have been elected and qualified or until their earlier death, resignation or removal.

The Shareholder Protection Committee has provided notice to First American of its intent to nominate for election eight members to the Board of Directors at the 2003 Annual Shareholders' Meeting, and is soliciting your proxy in support of the election of Rickie D. Meyer, Michael N. Fink, Danny N. Biggs, Dean F. Ferrell, Roger K. Viola, Harold E. Riley, Rick D. Riley and Mark A. Oliver. We believe our nominees are highly qualified individuals based on their extensive business and professional experience. For more information regarding our nominees, see "The Shareholder Protection Committee's Nominees." Our nominees collectively own 14.0% of the Company's outstanding common stock, or 658,230 shares.

THE SHAREHOLDER PROTECTION COMMITTEE IS CONCERNED BY WHAT IT BELIEVES TO BE THE LACK OF DIRECTION AND MANAGEMENT OF FIRST AMERICAN WITHOUT SIGNIFICANT EXPERIENCE IN MARKETING AND MANAGING LIFE INSURANCE COMPANIES, PLUS THE TOTAL LACK OF MARKET LIQUIDITY FOR FIRST AMERICAN'S COMMON STOCK. WE HAVE DECIDED TO SEEK THE ELECTION OF OUR SLATE OF DIRECTORS IN AN ATTEMPT TO PROVIDE QUALIFIED MANAGEMENT, LIQUIDITY AND GREATER MARKET VALUE FOR FIRST AMERICAN SHAREHOLDERS.

YOUR VOTE IS VERY IMPORTANT, SO PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD AT YOUR EARLIEST CONVENIENCE.

================================================================================

  IF YOU HAVE QUESTIONS OR NEED ASSISTANCE IN VOTING YOUR SHARES, PLEASE CALL:

                          (GEORGESON SHAREHOLDER LOGO)

                           17 STATE STREET, 10TH FLOOR
                               NEW YORK, NY 10004
                           (800) 732-6168 (TOLL FREE)

                     BANKS AND BROKERAGE FIRMS PLEASE CALL:

                                 (212) 440-9800

================================================================================

                                   * * * * * *

                      WHY THE SLATE OF DIRECTORS NOMINATED
                      BY FIRST AMERICAN MUST NOT BE ELECTED

In our view, it is time to elect a new Board of Directors and strengthen the management team of First American. The reasons for Board and management change are numerous:

o First American is a small life insurance holding company whose capital should not be further eroded. According to the audited financial statements of the Company as of December 31, 2002, the Company had only $400,000 of cash, $11,545,000 of investments and total assets of $18,747,000.

o In our opinion, the nominees of the current Board and present management of First American do not have the necessary experience in marketing and managing that is needed to direct development of a small life insurance holding company. While the First American nominees may have general business experience, we believe that actual experience in managing and operating life insurance companies is critical to First American's success. WE ARE OF THE OPINION THAT EXPERIENCED INSURANCE COMPANY MANAGEMENT IS NECESSARY TO ASSURE THE COMPANY'S SUCCESS AND PROTECT SHAREHOLDER VALUE.

o First American common stock does not trade in any market. In other words, there is no market for your shares. The only known purchases and sales the Shareholder Protection Committee is aware of were privately negotiated sales in September 2002 at less than book value. The highest sales price was $1.91 per share as disclosed in First American's Form 10-QSB for the Quarter Ended September 30, 2002. The Shareholder Protection Committee will seek to develop liquidity for the First American common stock as well as maximize shareholder value.

o In late 2002 and early 2003, a divided First American board refused to proceed with a bona fide proposal by Citizens, Inc. (a New York Stock Exchange listed financial services company, employer of several of the nominees of the Shareholder Protection Committee and a participant in the Shareholder Protection Committee's solicitation) to be presented to the First American shareholders. Under that proposed agreement, subject to shareholder approval, First American would have been acquired by Citizens, and First American shareholders would have received $3.50 per share in the form of Class A common stock of Citizens, which trades on the New York Stock Exchange. Citizens withdrew from these negotiations due to lack of agreement with the First American Board, and Citizens is not currently proceeding to acquire First American because Citizens would need to complete a detailed review and study of First American. Should Citizens at a later date acquire First American via an exchange of shares, First American would continue as a Kansas company. HOWEVER, THERE CAN BE NO ASSURANCE AT THIS TIME THAT CITIZENS WILL PROPOSE ANOTHER ACQUISITION AGREEMENT WITH RESPECT TO FIRST AMERICAN, EVEN IF THE SHAREHOLDER PROTECTION COMMITTEE NOMINEES ARE ELECTED.

o In our view, it is not in the best interests of the First American shareholders for its Board to miss out on opportunities such as occurred with Citizens, particularly because First American has limited capital and its shareholders currently have no liquidity for their stock.

o Shareholders were denied by the present Board (on a divided basis) an opportunity to evaluate and consider an exchange of their First American shares for publicly traded shares of Citizens, Inc., a New York Stock Exchange listed company. This simply should not have occurred. We believe that First American shareholders have the right and should be allowed the opportunity to decide for themselves whether to vote on an important acquisition proposal of this nature with significant potential value.

o As evidenced by all of its recent filings with the Securities and Exchange Commission, First American is losing money, and its stock continues to be without a market. It is the belief of the Shareholder Protection Committee that the current Board's course of action seems to be to simply protect itself and current management.

o It is our opinion, based upon the substantial experience of our nominees in managing and operating life insurance companies, First American, as a small insurance holding company, has avenues of growth available to it: First, the Company can continue selling new life insurance products, which generally depletes capital before the Company becomes profitable, because new policies are very expensive to put on the books of the Company. Second, the Company can attempt to acquire other life insurance companies or blocks of business. Any acquisitions the Company would consider pursuing at this point would be difficult, because the Company has limited capital (cash) and its stock does not trade publicly. Or, third, the Company could join forces with another company. The Shareholder Protection Committee Board nominees will seek to manage the Company in the best interest of all shareholders. Most of the Shareholder Protection Committee nominees are highly experienced life insurance professionals.

                THE SHAREHOLDER PROTECTION COMMITTEE'S NOMINEES

The Shareholder Protection Committee has put together a slate of highly qualified nominees whom we believe have the expertise necessary to enhance share value for the shareholders of First American, the true owners of the Company. Their records and experience which follow speak to their qualifications.

The Shareholder Protection Committee nominees are not part of current management or their nominees and are committed to exploring alternatives to increase shareholder value. If elected, our nominees will act in the best interest of First American's shareholders and will carry out their fiduciary duties as directors of First American diligently and promptly.

         Certain Information About Our Nominees. Set forth below are the name, age, business address, present principal occupation, employment history and directorships of publicly held companies of each of our nominees for at least the past five years. This information has been furnished to us by the respective nominees. Each of our nominees has consented to serve as a director of the Company. None of the entities referenced below is a parent or subsidiary of the Company.


Name and Principal Business               Present Principal Occupation and Minimum Five Year
Address                             Age   Prior Business Experience
---------------------------         ---   --------------------------------------------------

Rickie D. Meyer                     52    Marketing Consultant, Citizens, Inc.
900 S.W. Robinson, #1905                  from March 2003 to present. Mr. Meyer
Topeka, Kansas 66606                      is one of the founders of First
                                          American, and has been a Director of
                                          First American since its inception in
                                          July 1996. Further, he was the
                                          Company's President from its inception
                                          until February 27, 2003. He has more
                                          than 20 years of experience in the
                                          insurance industry, primarily in sales
                                          management. From May 1982 to October
                                          1984, he was a life insurance agent,
                                          District Director and Executive Sales
                                          Director with Liberty American
                                          Assurance Company in Lincoln,
                                          Nebraska. In October 1984, he
                                          transferred to an affiliated company
                                          to become Agency Director. In 1985, he
                                          left Liberty American to become an
                                          organizer and Zone Sales Director


                                          for United Trust, Inc. in Springfield,
                                          Illinois. In January 1988, he
                                          transferred to Columbus, Ohio to
                                          assist in the organization of United
                                          Income, Inc. and served as Zone Sales
                                          Manager. While with United Income, he
                                          was promoted to Training Director in
                                          1991 and to Agency Director in 1993.
                                          Mr. Meyer left the United Companies in
                                          January 1996 to form First American.

Michael N. Fink                     46    Senior Vice President of Corporate
3385 Executive Drive, Suite 308           Development of Citizens, Inc. from
Lexington, Kentucky 40505                 February 2003 to present. Mr. Fink is
                                          one of the founders of First American,
                                          and has been a director of First
                                          American since its inception in July
                                          1996. He has 21 years of experience in
                                          the insurance industry, primarily in
                                          sales management. From 1981 to 1984,
                                          he was an agent, District Director,
                                          and Regional Director with Liberty
                                          American Assurance Company in Lincoln,
                                          Nebraska. In 1984, he transferred to
                                          an affiliated company, Future Security
                                          Life, in Austin, Texas, where he
                                          served as Regional Director and Agency
                                          Director until 1988. In March 1988, he
                                          became affiliated with United Income,
                                          Inc. and United Security Assurance
                                          Company as Agency Director and
                                          Assistant to the President. In June
                                          1993, Mr. Fink left the United
                                          Companies and became President of
                                          First Alliance Corporation, an
                                          insurance holding company and its life
                                          insurance and venture capital
                                          companies until First Alliance was
                                          acquired by Citizens in February 2003.

Danny N. Biggs                      65    Director of the First American since
2601 Canterbury                           its inception in July 1996, and one of
Great Bend, Kansas 67530                  its original investors. He is a
                                          Consultant (formerly Vice-President,
                                          Partner, General Superintendent and
                                          Director for over five years) of
                                          Pickrell Drilling Company, Inc.,
                                          Mobile Drilling Company, Inc., Central
                                          Dirt Service, Inc. and Pickrell
                                          Acquisitions, Inc. and also a Partner
                                          in Kelly Petroleum. Mr. Biggs is a
                                          past President of the Kansas
                                          Independent Oil & Gas Association
                                          ("KIOGA") and is currently a member
                                          and director of KIOGA and director and
                                          president of Kansas Oil & Gas Hall of
                                          Fame & Museum Foundation. He is a
                                          member of the Great Bend Chamber of
                                          Commerce, American Petroleum
                                          Institute, Interstate Oil & Gas
                                          Compact Commission Crude Oil Policy
                                          Committee, Association of Energy
                                          Service Companies and the Independent
                                          Petroleum Association of America. He
                                          served as Chairman of the Mid-America
                                          Oil & Gas Technology Exposition,
                                          Vision 2000 Area Relations/Image
                                          Committee, KIOGA Membership Committee
                                          and general Chairman of the 1992 KIOGA
                                          Convention. Mr. Biggs was recently
                                          inducted into the Kansas Oil & Gas
                                          Hall of Fame.

Dean F. Ferrell                     55    Owner and operator of Ferrell
2420  N.W. Button Road                    Construction Company of Topeka, Inc.,
Topeka, Kansas 66618                      and a construction contractor, since
                                          May 1976.


Roger K. Viola                      57    Attorney-at-Law. He was Senior Vice
3445 S.W. Alameda Drive                   President, General Counsel and
Topeka, Kansas 66614                      Secretary from January 1985 through
                                          December 2002 for the Security Benefit
                                          Group of Companies. He was Chief Legal
                                          Counsel, Department of Administration,
                                          for the State of Kansas, from January
                                          2003 through April 2003.

Harold E. Riley                     74    Controlling shareholder and Chairman
400 East Anderson Lane                    of the Board of Citizens, Inc. from
Austin, Texas  78752                      1987 to present. Citizens is a company
                                          with a class of equity securities
                                          registered under the Securities
                                          Exchange Act of 1934. The Class A
                                          common stock of Citizens trades in the
                                          New York Stock Exchange under the
                                          symbol "CIA." Mr. Riley has more than
                                          40 years' experience in the life
                                          insurance business, virtually all in
                                          top management positions, and has
                                          directed the building of three life
                                          insurance companies. Mr. Riley has
                                          been directly responsible for the
                                          acquisition of more than 25 life
                                          insurance companies and has designed
                                          marketing programs that have produced
                                          billions of dollars of guaranteed cash
                                          value whole life insurance. He started
                                          Citizens in 1969 (through a
                                          predecessor company) with $2.5 million
                                          of personal funds and has brought it
                                          to over $340 million of assets and
                                          more than $2 billion of insurance in
                                          force. He is listed in several "Who's
                                          Who" publications, including "Who's
                                          Who in Insurance" as well as a member
                                          of the Baylor University Hall of Fame.

Rick D. Riley                       49    Vice Chairman and Chief Executive
400 East Anderson Lane                    Officer of Citizens, Inc. October 2000
Austin, Texas 78752                       to present. Citizens is a company with
                                          a class of equity securities
                                          registered under the Securities
                                          Exchange Act of 1934 and its Class A
                                          common stock trades in the New York
                                          Stock Exchange under the symbol "CIA."
                                          He is Chairman of the Board, President
                                          and Chief Executive Officer of
                                          Citizens Insurance Company of America,
                                          a subsidiary of Citizens, from
                                          February 1999 to present. He was Chief
                                          Administrative Officer and Secretary
                                          of Citizens from October 1998 to
                                          February 1999 and served in several
                                          official capacities for Citizens for
                                          several years before then. Mr. Riley
                                          has more than 25 years' experience in
                                          the life insurance industry with
                                          particular expertise in life insurance
                                          operations and data processing
                                          systems. Rick D. Riley is the son of
                                          Harold E. Riley.

Mark A. Oliver                      44    President and Vice Chairman of
400 East Anderson Lane                    Citizens, Inc. and its affiliates from
Austin, Texas 78752                       February 1999 to present. He was
                                          President of Citizens and its
                                          affiliates from March 1997 to February
                                          1999. He was Executive Vice President,
                                          Chief Financial Officer, Secretary and
                                          Treasurer of Citizens and its
                                          affiliates from 1990 to 1997. Citizens
                                          is a company with a class of equity
                                          securities registered under the
                                          Securities Exchange Act of 1934 and
                                          its Class A common stock trades in the
                                          New York Stock Exchange under the
                                          symbol "CIA." Mr. Oliver has more than
                                          20 years' experience in the area of
                                          statutory accounting and reporting.
                                          Since joining Citizens in 1984, he has
                                          overseen all accounting and financial
                                          affairs. He coordinates all filings
                                          and reports to the Securities and
                                          Exchange Commission and to various
                                          state regulatory agencies and
                                          functions as the Chief Investment
                                          Officer of all Citizens' companies.

         As indicated above and in "Background of this Solicitation," Citizens and the Company have had discussions and negotiations about the possible acquisition of the Company by Citizens. Shareholders of the Company should be aware that:

         o EVEN IF THE NOMINEES OF THE SHAREHOLDER PROTECTION COMMITTEE ARE ELECTED, THERE IS NO ASSURANCE AT THIS TIME THAT CITIZENS WILL PROPOSE AN AGREEMENT TO ACQUIRE FIRST AMERICAN.

         o EVEN IF CITIZENS DOES MAKE ANOTHER ACQUISITION PROPOSAL, ITS VALUE MAY BE AT LESS THAN $3.50 PER SHARE OF COMPANY STOCK, AND SUCH PROPOSAL WOULD BE SUBJECT TO THE APPROVAL OF THE KANSAS COMMISSIONER OF INSURANCE.

         o EVEN IF THE NOMINEES OF THE SHAREHOLDER PROTECTION COMMITTEE ARE ELECTED, THERE IS NO ASSURANCE THAT THE FIRST AMERICAN BOARD WILL RECOMMEND ANY CITIZENS PROPOSAL.

         o SHOULD THE NOMINEES OF THE SHAREHOLDER PROTECTION COMMITTEE BE ELECTED, GIVEN THEIR EXISTING RELATIONSHIP WITH CITIZENS, THEY WILL HAVE CONFLICTS OF INTEREST IN NEGOTIATING AND APPROVING ANY PROPOSAL MADE BY CITIZENS, AS FIVE OF THE NOMINEES OF THE SHAREHOLDER PROTECTION COMMITTEE ARE EMPLOYED BY CITIZENS OR ARE CONSULTANTS TO CITIZENS. ANY SUCH TRANSACTION WOULD THEREFORE HAVE TO BE NEGOTIATED BY THE NON-INTERESTED DIRECTORS OF FIRST AMERICAN AND IN ANY EVENT APPROVED BY THE FIRST AMERICAN SHAREHOLDERS.

         Stock Ownership of Our Nominees. The deemed beneficial ownership of shares of the Company's common stock by each of the nominees of the Shareholder Protection Committee is as follows:

                                              Shared         Sole            Shared
                            Sole Voting       Voting       Dispositive     Dispositive          Percentage
Nominee                   Power - Shares  Power - Shares  Power - Shares  Power - Shares      Ownership(8)
-------                   --------------  --------------  --------------  --------------      ------------
Rickie D. Meyer (1) (2)         --               658,230       456,000       --                  14.0%
Michael N. Fink (1)(3)          --               658,230       125,000       --                  14.0%
Danny N. Biggs (1) (4)          --               658,230        76,000       --                  14.0%
Dean F. Ferrell (5)             --               658,230         1,230       --                  14.0%
Roger K. Viola (6)              --               658,230            --       --                  14.0%
Harold E. Riley (1)             --               658,230            --       --                  14.0%
Mark A. Oliver (1)              --               658,230            --       --                  14.0%
Rick D. Riley (7)               --               658,230            --       --                  14.0%


----------

(1) On March 19, 2003, Michael N. Fink, Rickie D. Meyer and Danny N. Biggs delivered to Harold E. Riley and Mark A. Oliver three proxies which are irrevocable until February 13, 2004. Under the proxies, Harold E. Riley and Mark A. Oliver have the right to vote 652,000 shares of common stock, which constitutes approximately 13.9% of the Company's outstanding common stock. Each of the three proxies gives either Harold
         E. Riley or Mark A. Oliver the right to vote the number of shares of common stock stated on the proxy until February 13, 2004. Both persons may also be deemed to have shared voting power with respect to the additional 6,230 shares held by the other six nominees. Harold E. Riley and Mark A. Oliver disclaim beneficial ownership of these 6,230 shares.

(2) Mr. Meyer owns of record 456,000 shares of the Company's common stock as a joint tenant with his spouse, or 9.7% of the Company's outstanding common stock. He and his wife have granted a proxy to Harold E. Riley and Mark A. Oliver to vote such shares until February 13, 2004. Mr. Meyer and his spouse have sole dispositive power with respect to such shares. All of the nominees of the Shareholder Protection Committtee may be deemed to share voting power with respect to 658,230 shares of the Company's common stock. Mr. Meyer disclaims beneficial ownership of 202,230 of such shares, which are the shares not held of record by he and his spouse.

(3) Mr. Fink owns of record 125,000 shares of the Company's common stock as a joint tenant with his spouse, or 2.7% of the Company's outstanding common stock. He and his wife have granted a proxy to Harold E. Riley and Mark A. Oliver to vote such shares until February 13, 2004. Mr. Fink and his spouse have sole dispositive power with respect to such shares. All of the nominees of the Shareholder Protection Committee may be deemed to share voting power with respect to 658,230 shares of the Company's common stock. Mr. Fink disclaims beneficial ownership of 533,230 of such shares, which are the shares not held of record by he and his spouse.

(4) Mr. Biggs owns of record through a trust, of which he is trustee and a beneficiary, 76,000 shares of the Company's common stock, or 1.6% of the Company's outstanding common stock. Through his trust he has granted a proxy to Harold E. Riley and Mark A. Oliver to vote 71,000 shares until February 13, 2004. Mr. Biggs may be deemed to have sole dispositive power with respect to 76,000 shares of the Company's common stock. All of the members of the nominees of the Shareholder Protection Committee may be deemed to share voting power with respect to 658,230 shares of the Company's common stock. Mr. Biggs disclaims beneficial ownership of 582,230 of such shares, which are the shares not held of record by him or by his trust.

(5) Mr. Ferrell owns of record 1,230 shares of the Company's common stock, or less than 1% of the Company's outstanding common stock. Mr. Ferrell has sole dispositive power with respect to such shares. All of the members of the nominees of the Shareholder Protection Committee may be deemed to share voting power with respect to 658,230 shares of the Company's common stock. Mr. Ferrell disclaims beneficial ownership of 657,000 of such shares, which are the shares not held of record by him.

(6) Mr. Viola does not own of record any shares of the Company's common stock. All of the nominees of the Shareholder Protection Committee may be deemed to share voting power with respect to 658,230 shares of the Company's common stock. Mr. Viola disclaims beneficial ownership of all of such shares.

(7) Rick D. Riley has no record or beneficial ownership of the shares of the Company's common stock, other than deemed shared voting power of 658,230 shares of the Company's common stock which may be attributed to him as a nominee of the Shareholder Protection Committee. He disclaims beneficial ownership of all such shares.

(8) Calculated based on 4,687,078 shares of common stock outstanding as of April 22, 2003, as disclosed by the Company in its preliminary proxy material filed with the SEC on or about April 28, 2003.

All of our nominees are citizens of the United States. None of our nominees is employed by the Company, although Rickie D. Meyer, Michael N. Fink and Danny N. Biggs are currently members of the Board of Directors of the Company. Mr. Meyer also served as the President of the Company from its inception (July 10, 1996) through February 27, 2003, and Mr. Fink served as Chairman of the Board of the Company from inception (July 10, 1996) through November 1, 2002.

To the best knowledge of the Shareholder Protection Committee, none of the Shareholder Protection Committee or any of the persons participating in this proxy solicitation on behalf of the Shareholder Protection Committee within the past five years:

         o has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

         o has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws;

         o were parties to a civil proceeding which ultimately mandated activities that were subject to federal securities laws.

         Executive Compensation of Two of Our Nominees. The following table sets forth amounts earned by Messrs. Meyer and Fink, two of the nominees of the Shareholder Protection Committee, in their capacities as President and Chairman, respectively, of the Company in the years indicated:


                                                     Annual Compensation

                                                                                   Other Annual           All Other
Name and Principal Position            Year     Salary($)     Bonus($)(1)       Compensation($)(2)    Compensation($)
---------------------------            ----     ---------     -----------       ------------------    ---------------
Rickie D. Meyer,                       2002      105,301       104,651                   8,131                 --
   Director and President              2001       96,271        79,080                   5,983                 --
                                       2000       93,000        80,309                      --                 --

Michael N. Fink                        2002       64,748        86,199                                      3,554
   Director and Chairman               2001       77,017        63,264                                      2,792
                                       2000       74,330        64,247                                         --

----------

(1) Includes incentive compensation pursuant to the Executive Employment Agreement, based on premiums produced.

(2) Other Annual Compensation consists of automobile allowances. The aggregate cost to the Company of such personal benefits did not exceed the lesser of $50,000 or 10% of the annual salaries received by the above individuals.

         Compensation of Directors. As an annual retainer fee for directors who are not officers of the Company, an attendance fee pool was established. This pool consists of 1% of the premiums received in each calendar year and is paid to each board member on a pro-rata basis determined by his attendance of Board meetings. This fee was payable in cash for 2001 and 2002. In addition, each non-officer director is paid $750 per regular meeting attended for the Company and its subsidiaries, $75 per telephonic board meeting, and $250 per committee meeting. During 2002, there were four regular, two special and two telephonic Board of Directors meetings. In addition, there were four audit committee, four investment committee, two evaluation committee and five compensation committee meetings.

         Executive Employment Agreements. The Company had entered into Executive Employment Agreements with Messrs. Meyer and Fink. The employment agreements for Messrs. Meyer and Fink were for a term of four years beginning November 1, 1998. The employment agreement for Mr. Meyer expired on November 1, 2002, but was renewed for a period of time before it was terminated by the Company on or about February 27, 2003. On November 1, 2002 the employment agreement for Mr. Fink expired and was not renewed.

         Certain Transactions. The Company contracted with First Alliance Corporation ("First Alliance") of Lexington, Kentucky to provide accounting services for the Company's life insurance subsidiary, First Life America Corporation ("FLAC"). Mr. Fink is a founder and officer of First Alliance. Under the terms of the service agreement, the Company paid fees based on a percentage of paid premiums of FLAC. The percentages were 5.5% of first year premiums; 4% of second year premiums; 3% of third year premiums; 2% of fourth year premiums; 1% of fifth year premiums; 1% for years six through ten for ten pay policies and ..5% in years six through twenty for twenty pay policies. Pursuant to the service agreement, the Company incurred $288,936, $142,785 and $117,246 of fees during 2002, 2001 and 2000, respectively.

Effective September 30, 2002 the Company acquired 525,000 shares of its common stock held by First Alliance for an aggregate purchase price of $1,002,750 or $1.91 per share. In conjunction with the agreement to repurchase the stock, the Company also acquired 72,500 shares of its common stock held by six individuals associated with First Alliance (excluding Mr. Fink) for an aggregate purchase price of $138,475 or $1.91 per share. In a related agreement, the Company and First Alliance agreed to terminate the service agreement between the parties through which the Company received administrative, reporting and underwriting services from First Alliance. Termination of the service agreement occurred by the Company making a lump-sum payment of $212,000 to First Alliance on September 30, 2002. This amount represented the present value of fees earned by First Alliance under the agreement which would otherwise have been payable over time. These agreements effectively severed First Alliance's financial interest in the Company. First Alliance was acquired by Citizens on February 18, 2003.

In September 2002, Mr. Meyer sold 25,000 shares of common stock held in joint tenancy with his wife to Mr. Biggs' trust for $47,750 or $1.91 per share, and 12,000 shares to another person for $.10 per share. The Meyers also gifted 12,000 shares of common stock to one of their adult sons and another 12,000 shares to an adult nephew.

Except as set forth in this proxy statement or in the annexes hereto, to the best knowledge of the Shareholder Protection Committee, none of the Shareholder Protection Committee, none of the persons participating in this proxy solicitation on behalf of the Shareholder Protection Committee and, with respect to items (i), (vii) and (viii) below, no associate (within the meaning of Rule 14a-1 of the Securities Exchange Act of 1934) of the foregoing persons:

         (i) owns beneficially, directly or indirectly, any securities of the Company;

         (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company;

         (iii) owns any securities of the Company of record but not beneficially;

         (iv) has purchased or sold any securities of the Company within the past two years;

         (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company;

         (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company;

         (vii) since the beginning of the Company's last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $60,000; or

         (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Citizens, Inc. has agreed to pay each of the Shareholder Protection Committee nominees any out-of-pocket expenses and/or losses incurred by such nominee that arise from investigating or defending any claim brought against him with respect to actions taken in connection with the solicitation of proxies to which this proxy statement relates, other than claims resulting from the nominee's bad faith, willful misconduct or gross negligence.

Each of the Shareholder Protection Committee nominees, if elected, will be entitled to receive compensation customarily paid by the Company to its independent directors, which compensation is described in the proxy statement of the Company with respect to the 2003 Annual Shareholders' Meeting.

In addition, Mr. Meyer was terminated from employment by the Company in early 2003, and he has requested that First American pay him the sum of $250,000 pursuant to the early termination provisions of his employment contract because he was, among other things, terminated without "cause" as defined in the contract. First American stated in its 2002 Annual Report on Form 10-KSB that, "The Company denies any such obligation". Mr. Meyer intends to pursue his claim. The Shareholder Protection Committee has not reviewed Mr. Meyer's claim and is not in possession of enough information from First American to make a determination regarding Mr. Meyer's claim. It is expected that if the nominees of the Shareholder Protection Committee are elected that Mr. Meyer will be reinstated as President of the Company at a salary commensurate to the salary he received prior to his termination.

Also, except as set forth in this proxy statement or in the annexes hereto, to the best knowledge of the Shareholder Protection Committee, none of the Shareholder Protection Committee, none of the persons participating in this proxy solicitation on behalf of the Shareholder Protection Committee and no associates (within the meaning of Rule 14a-5 of the Securities Exchange Act of 1934) of the foregoing persons, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $60,000, since the beginning of the Company's last fiscal year.

Except as set forth in this proxy statement or in the annexes hereto, to the best knowledge of the Shareholder Protection Committee, none of our nominees, since the beginning of the Company's last fiscal year, has been affiliated with:

         o any entity that made or received, or during the Company's current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of 5% of either the Company's or such entity's consolidated gross revenues for its last full fiscal year, or

         o any entity to which the Company or its subsidiaries were indebted at the end of the Company's last full fiscal year in an aggregate amount exceeding 5% of the Company's total consolidated assets at the end of such year.

None of the Shareholder Protection Committee nominees is or during the Company's last fiscal year has been affiliated with any law firm or investment banking firm that has performed or proposes to perform services for the Company.

To the best knowledge of the Shareholder Protection Committee, none of the corporations or organizations in which our nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and, except as disclosed in this proxy statement or in the annexes hereto, our nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing this solicitation.

We have no reason to believe that any of our nominees will be disqualified or unwilling or unable to serve if elected. The Shareholder Protection Committee reserves the right to nominate substitute persons if First American makes or announces any changes to its By-laws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of our nominees. In addition, if any additional directorships are to be voted upon at the 2003 Annual Shareholders' Meeting, the Shareholder Protection Committee reserves the right to nominate additional persons to fill the added positions. Shares represented by proxies given to us will be voted for any substitute or additional nominees of the Shareholder Protection Committee. Any such actions by the Shareholder Protection Committee would only be to the extent permissible in Rule 14a-4 adopted under the Securities Exchange Act of 1934. As such, if the Shareholder Protection Committee substitutes or adds nominees to its solicitation, then it may need to disseminate supplemental solicitation materials to shareholders of the Company.

                         BACKGROUND OF THIS SOLICITATION

         In late 2002, Citizens and the Company entered into discussions and negotiations concerning the possible acquisition of the Company by Citizens. The parties had a meeting on December 4, 2002, at which representatives of Citizens, Harold E. Riley and Mark A. Oliver, made a presentation to the Company's Board. On December 18, 2002, two current members of the Board of the Company, Harland
E. Priddle and Kenneth L. Frahm, traveled to Austin, Texas to meet with management of Citizens. Citizens' representatives provided a draft acquisition agreement to First American's representatives. The final purchase price offered by Citizens to be presented to First American shareholders was $3.50 per share of common stock of First American to be paid in Class A common stock of Citizens calculated on an average trading price as reported on the New York Stock Exchange for the 20 days preceding closing. The negotiations were terminated by Citizens shortly after it was informed by First American's Chairman of the Board, Harland E. Priddle, that the Company needed a "market check" after any definitive purchase agreement was entered into, which would allow the Company to solicit bids for the Company with the Citizens offer in hand. Citizens declined to participate in such process. In the proposed contract that Citizens submitted, however, the Board of the Company had a "fiduciary out" clause where the Company's Board would not be obligated to recommend the Citizens merger proposal in the event a better proposal was forthcoming between the time Citizens and the Company reached a definitive agreement and the closing of such an agreement. In mid-March 2003, Messrs. Meyer and Fink met with management of Citizens to express concerns about the direction the Company had taken. As a result of that meeting, Harold E. Riley and Mark A. Oliver acquired 11-month irrevocable proxies from Messrs. Meyer and Fink and another director of the

Company, Danny N. Biggs (all three of these persons are current Board members of the Company and are nominees of the Shareholder Protection Committee). On March 20, 2003, Harold E. Riley and Mark A. Oliver met with Mr. Priddle to see if negotiations could recommence, but Citizens was turned down by Mr. Priddle a couple days later.

         On or about April 22, 2003, all of the nominees of the Shareholder Protection Committee formed a group, the "First American Committee for Protection of Shareholder Value," to nominate a slate of directors to stand for election to the Board of the Company at the 2003 Annual Shareholders' Meeting.

         On April 24, 2003, the nominees of the Shareholder Protection Committee and Citizens, Inc. filed a Schedule 13D with the SEC which disclosed the existence of the Shareholder Protection Committee. Shortly thereafter, the Shareholder Protection Committee filed preliminary proxy material with the SEC.

         Three of the nominees of the Shareholder Protection Committee, Messrs. Meyer, Fink and Biggs, are current members of the Board of First American but Messrs. Meyer and Fink were not on the slate chosen by the Company's current Board. Mr. Biggs was chosen as a nominee for the Company's 2003 slate proposed to be elected at the 2003 Annual Shareholders' Meeting, but Mr. Biggs withdrew his name as such a nominee through a letter dated April 14, 2003, which the Company accepted, with regret, in a letter dated April 17, 2003. In early April, Harold E. Riley contacted several of the current Board members of the Company to see if they would be interested in supporting an alternate slate to the Board of Directors of the Company. On April 22, 2003, Messrs. Meyer and Fink delivered a letter to the Company informing it of their opposition to the Company's proposed slate of nominees to the Company's Board.

         The Shareholder Protection Committee intends to review the Company's business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions. Based on such evaluation and review and other factors, the Shareholder Protection Committee will continue to consider various alternative courses of action and will in the future take such actions with respect to an investment in the Company as deemed appropriate in light of the circumstances existing from time to time. Such actions include seeking representation on the Board of Directors of the Company such as pursuant to this proxy solicitation, and may also include making recommendations to members of management concerning various business strategies and other matters, seeking to acquire control of the Company through a merger, proxy solicitation, tender offer, exchange offer or otherwise, or such other actions as the Shareholder Protection Committee may deem appropriate. Such actions may involve the purchase of common stock of the Company or, alternatively, may involve the sale of all or a portion of the common stock held by them to one or more purchasers. In addition, the Shareholder Protection Committee and Citizens have had and may continue to have discussions with management of First American. These discussions may involve a possible transaction between Citizens and the Company, including Citizens acquiring control of the Company or potentially acquiring the Company. Citizens continues to maintain an interest in acquiring the Company, but would have to negotiate price and terms and complete a detailed review of the Company.

         Kansas Insurance Department Filing. On or about April 16, 2003, Harold
E. Riley, Mark A. Oliver and Citizens, Inc. filed a Form A statement with the Kansas Insurance Department relating to the First American's insurance subsidiary, First Life American Corporation, which disclosed the granting of the three proxies to Messrs. Harold E. Riley and Mark A. Oliver described above. Each such person disclaimed "control" of First American, as defined in the Kansas insurance statutes, because of their inability to elect directors or affect any management policies of First American. An amendment to the Form A was filed on or about April 28, 2003, disclosing the formation of the Shareholder Protection Committee and this proxy solicitation. All filings by the Shareholder Protection Committee with the

SEC have been or will be filed with the Kansas Insurance Department. As of the date of this proxy statement, comments from the Kansas Insurance Department on the Form A filing had not yet been received.

         The Shareholder Protection Committee is in discussions with the Kansas Insurance Department regarding whether the Department desires any further information with respect to the Form A. As a result of the discussions, the Shareholder Protection Committee believes its ability to vote the proxies solicited by this proxy statement, as well as the ability of Harold E. Riley and Mark A. Oliver to vote the above referenced three proxies, will be subject to the prior approval of the Kansas Commissioner of Insurance pursuant to applicable Kansas insurance laws. The Shareholder Protection Committee also believes that the Kansas Insurance Department will hold a public hearing on the Form A statement to determine whether to grant approval of the use of such proxies. The Shareholder Protection Committee expects that a hearing and decision of the Kansas Insurance Commissioner would occur before the 2003 Annual Shareholders' Meeting, and it expects to obtain approval of the Kansas Insurance Commissioner, because this proxy solicitation is a matter of corporate democracy that, in the opinion of the Shareholder Protection Committee, will not jeopardize the interests of the policyholders or shareholders of First American's life insurance subsidiary in any manner. However, if the Kansas Insurance Commissioner determines that she cannot or is unable to grant approval of the use of the proxies solicited hereby, the ability of the Shareholder Protection Committee to be successful in its objectives described in this proxy statement would likely be lessened significantly.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

None of our nominees has failed to file reports related to First American that are required by Section 16(a) of the Securities Exchange Act of 1934, as amended except Rickie D. Meyer transferred shares of common stock to three persons in September 2002, and did not timely file Form 4s reflecting such sales and Danny
N. Biggs did not timely file a Form 4 relating to his trust's purchase of shares from Mr. Meyer and his wife in September 2002. Updated reports have since been filed.

                                   * * * * * *

WE ARE ASKING YOU TO JOIN FORCES WITH US AND SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD TO HELP US PURSUE THE PLAN TO PROTECT SHAREHOLDER VALUE (DO NOT RETURN ANY PROXY CARD SENT TO YOU BY FIRST AMERICAN).

                                   * * * * * *

WE STRONGLY BELIEVE THAT IT IS IN THE BEST INTEREST OF FIRST AMERICAN SHAREHOLDERS TO ELECT THE SHAREHOLDER PROTECTION COMMITTEE'S NOMINEES AS BOARD MEMBERS AT THE 2003 ANNUAL SHAREHOLDERS' MEETING.

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

WE STRONGLY RECOMMEND THAT YOU VOTE "FOR" THE ELECTION OF THE SHAREHOLDER PROTECTION COMMITTEE'S NOMINEES BY SIGNING, DATING AND RETURNING THE WHITE PROXY IN THE ENCLOSED POSTAGE PAID ENVELOPE TODAY!

                                    * * * * *

                PROPOSAL 2 - APPROVAL OF AUDITORS FOR THE COMPANY

         The Board of Directors of the Company has selected and appointed Kerber, Eck & Braeckel LLP as the auditors for the Company for the year 2003, and the shareholders are being asked to ratify such selection.

        According to the Company's Form 10-KSB for the Fiscal Year Ended December 31, 2002, Kerber, Eck & Braeckel LLP served as the Company's independent auditors for the fiscal years ended December 31, 2002, 2001 and 2000. In serving its primary function as outside auditors for the Company, Kerber, Eck & Braeckel LLP performed the following audit services: (i) examination of the annual financial statements for the Company and its subsidiaries; and (ii) review of the Company's Form 10-KSB and the Company's Form 10-QSB's filed with the Securities and Exchange Commission. Auditing fees paid Kerber, Eck & Braeckel for services outlined above totaled $45,058 and $39,139 in 2002 and 2001, respectively. The Company did not engage Kerber, Eck & Braeckel LLP to provide services other than auditing services. The Company's Audit Committee of the Board of Directors believes the auditing services rendered by the principal accountant does not jeopardize independence.

         It is anticipated that representatives of Kerber, Eck & Braeckel LLP will not attend the Annual Meeting.

         The Shareholder Protection Committee recommends the shareholders vote "for" the ratification of Kerber, Eck & Braeckel LLP as independent auditors.

                                VOTING PROCEDURES

HOW DO I VOTE IN PERSON?

If you owned First American common stock on the record date, April 30, 2003, you may attend the 2003 Annual Shareholders' Meeting and vote in person. If you are not the record holder of your shares, please refer to the discussion following the question "What if I am not the record holder of my shares?" If you hold your shares in the name of a bank or broker, you will not be able to vote in person at the 2003 Annual Shareholders' Meeting, unless you have previously specially requested and obtained a "legal proxy" from your bank or broker and present it at the 2003 Annual Shareholders' Meeting.

HOW DO I VOTE BY PROXY?

To vote by proxy, you should complete, sign and date the enclosed WHITE proxy card and return it promptly in the enclosed postage-paid envelope.

To be able to vote your shares in accordance with your instructions at the 2003 Annual Shareholders' Meeting, we must receive your proxy as soon as possible but in any event prior to the meeting.

WHAT IF I AM NOT THE RECORD HOLDER OF MY SHARES?

If your shares are held in the name of a brokerage firm, bank nominee or other institution ("Custodian"), only it can give a proxy with respect to your shares. You may have received either a blank, unexecuted proxy card from your Custodian (which you can complete and send directly to the Shareholder Protection Committee) or an instruction card (which you can complete and return to the Custodian to direct its voting of your shares). If your Custodian has not sent you either a blank, unexecuted proxy card or an instruction card, you may contact the Custodian directly to provide it with instructions. If you need assistance, please contact our proxy solicitor, Georgeson Shareholder Communications, Inc., toll-free at 1-800-732-6168.

If your shares are held in the name of a Custodian, and you want to vote in person at the 2003 Annual Shareholders' Meeting, you may specially request a document called a "legal proxy" from the Custodian and bring it to the 2003 Annual Shareholders' Meeting. If you need assistance, please contact our proxy solicitor, Georgeson Shareholder Communications, Inc., toll-free at 1-800-732-6168.

WHAT SHOULD I DO IF I RECEIVE A DIFFERENT COLORED PROXY CARD?

Proxies on any card other than the WHITE proxy card are being solicited by the Board of Directors of the Company. If you submit a proxy to us by signing and returning the enclosed WHITE proxy card, do not sign or return the other proxy card or follow any voting instructions provided by the Company unless you intend to change your vote, because only your latest-dated proxy will be counted.

If you have already sent a proxy card to the Company, you can revoke it and provide your support to the Shareholder Protection Committee nominees by signing, dating and returning the enclosed WHITE proxy card.

WHAT IF I WANT TO REVOKE MY PROXY?

If you give a proxy, you may revoke it at any time before it is voted on your behalf. You may do so in three ways:

o By delivering a later-dated proxy to either Georgeson Shareholder Communications, Inc. or the Secretary of First American; or

o By delivering a written notice of revocation to either Georgeson Shareholder Communications, Inc. or the Secretary of First American; or

o By attending the meeting and voting in person at the 2003 Annual Shareholders' Meeting.

If you choose to revoke a proxy by giving written notice or a later-dated proxy to the Secretary of First American, we would appreciate if you would assist us in representing the interests of shareholders on an informed basis by sending us a copy of your revocation of proxy or by calling Georgeson Shareholder Communications, Inc. toll-free at 1-800-732-6168. REMEMBER, YOUR LATEST-DATED EXECUTED PROXY IS THE ONLY ONE THAT COUNTS.

IF I PLAN TO ATTEND THE 2003 ANNUAL SHAREHOLDERS' MEETING IN PERSON, SHOULD I STILL SUBMIT A PROXY?

Yes, whether you plan to attend the 2003 Annual Shareholders' Meeting or not, we urge you to submit your WHITE proxy card. Returning the enclosed WHITE proxy card will not affect your right to attend the 2003 Annual Shareholders' Meeting and vote in person.

WHO CAN VOTE?

You are eligible to vote or to execute a proxy only if you owned First American common stock on the record date for the 2003 Annual Shareholders' Meeting, April 30, 2003. Even if you sell your shares after the record date, you retain the right to execute a proxy in connection with the 2003 Annual Shareholders' Meeting. It is important that you grant a proxy regarding shares you held on the record date, or vote those shares in person, even if you no longer own those shares. Based upon the preliminary proxy statement filed with the SEC by First American on or about April 28, 2003, there were 4,687,078 shares of First American common stock outstanding on April 22, 2003.

HOW MANY VOTES DO I HAVE?

With respect to each matter to be considered at the 2003 Annual Shareholders' Meeting, each shareholder will have one vote for each share of First American common stock held by it on the record date. Based on documents publicly filed by the Company, the Company has no outstanding voting securities other than its common stock.

HOW WILL MY SHARES BE VOTED?

If you give a proxy on the accompanying WHITE proxy card, your shares will be voted as you direct. If you submit a proxy to us without instructions, our representatives will vote your shares in favor of the Shareholder Protection Committee nominees. Submitting a WHITE proxy card will authorize the Shareholder Protection Committee's representatives to vote your shares in accordance with their discretion on matters described in this proxy statement as well as others that may arise at the 2003 Annual Shareholders' Meeting.

Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date by the person who submitted it.

WHAT IS A QUORUM AND WHY IS IT NECESSARY?

Conducting business at the 2003 Annual Shareholders' Meeting requires a quorum. For a quorum to exist, shareholders representing one-third of the votes eligible to be cast must be present in person or represented by proxy. Abstentions and broker non-votes are treated as present for purposes of determining whether a quorum exists.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AND HOW WILL VOTES BE COUNTED?

If a quorum is present, directors will be elected by a plurality of the votes cast. This means that the eight nominees receiving the highest number of votes will be elected as directors. Accordingly, abstentions and broker non-votes do not have the effect of a vote against the election of any nominees. Shareholders do not have the right to cumulate their votes.

Each proposal other than the election of directors will be adopted if a majority of the shares represented at the meeting and entitled to vote on the proposal are voted in its favor. Accordingly, abstentions on each such proposal will have the same effect as a vote against the proposal. Broker non-votes will not have the effect of a vote for or against any such proposal.

HOW CAN I RECEIVE MORE INFORMATION?

If you have any questions about giving your proxy or about this solicitation, or if you require assistance, please call Georgeson Shareholder Communications, Inc., toll-free at 1-800-732-6168.

                          OTHER MATTERS TO BE VOTED ON

This proxy solicitation is being made by the Shareholder Protection Committee and not on behalf of the current Board of Directors or management of the Company. The Shareholder Protection Committee is not aware of any other matters to be brought before the 2003 Annual Shareholders' Meeting. Should other matters be brought before the 2003 Annual Shareholders' Meeting, by having signed and returned the enclosed WHITE proxy card, you will have authorized the persons named as proxies in the enclosed WHITE proxy card to vote for you on all such matters at their discretion.

The Shareholder Protection Committee expects that the Company's proxy statement relating to the 2003 Annual Shareholders' Meeting, once filed, will contains information regarding (1) securities ownership of certain beneficial owners and management of the Company; (2) the committees of the Board of Directors; (3) the meetings of the Board of Directors and all committees thereof; (4) the business background and employment biographies of the Company's nominees for election to the Board of Directors; and (5) the compensation and remuneration paid and payable to the Company's directors and management. The Company's shareholders are referred to the Company's definitive proxy statement in connection with the 2003 Annual Shareholders' Meeting for this information.

                             SOLICITATION OF PROXIES

The solicitation to which this proxy statement relates is being made by the Shareholder Protection Committee, which may solicit proxies in person and by mail, press release, advertisement, telephone, facsimile, telegraph, electronic mail, web page publication and other similar means. No person identified above has or will receive compensation for soliciting proxies.

The Shareholder Protection Committee will ask banks, brokers, custodians, nominees, other institutional holders and other fiduciaries to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. The Shareholder Protection Committee will reimburse those institutions for reasonable expenses that they incur in connection with forwarding these materials.

The Shareholder Protection Committee has retained Georgeson Shareholder Communications, Inc. to solicit proxies on its behalf in connection with the 2003 Annual Shareholders' Meeting. Georgeson Shareholder Communications, Inc. may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries and will employ approximately 40 people in its efforts. The Shareholder Protection Committee has agreed to reimburse Georgeson Shareholder Communications, Inc. for its reasonable expenses, to indemnify it against certain losses, costs and expenses, and to pay it fees not to exceed $30,000. The agreement between the Shareholder Protection Committee and Georgeson Shareholder Communications, Inc. may be extended for an additional fee. In addition, the Shareholder Protection committee may retain up to eight former insurance agents of First American to solicit proxies for the Shareholder Protection Committee at the rate of $5,000 per agent. The Shareholder Protection Committee expects that if its nominees are elected to the Company's Board, these agents will be considered for future status as insurance agents of the Company and/or Citizens and its insurance subsidiaries, although no agreements or understandings, oral or written, exist with respect to retention or compensation.

The entire expense of the proxy solicitation of the Shareholder Protection Committee is being borne by Citizens, Inc., the employer of several of our nominees and a participant in this proxy solicitation. The Shareholder Protection Committee and Citizens may, particularly if the Shareholder Protection Committee nominees are elected to the Company's Board of Directors, seek reimbursement of expenses relating to this proxy solicitation from the Company. They do not intend to seek shareholder approval of any such reimbursement.

In addition to the costs related to the engagement of Georgeson Shareholder Communications, Inc., and any engagement of former insurance agents of First American, costs related to our solicitation of proxies include expenditures for printing, postage, legal services and other related items. Total expenditures are expected to be approximately $110,000. Total payment of costs to date in furtherance of our proxy solicitation is approximately $35,000.

                  SHAREHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

To be included in First American's proxy statement for the 2004 annual meeting of First American shareholders (the "2004 Meeting"), a proposal by a shareholder must generally be received at the Company's principal executive offices not less than 120 calendar days before the anniversary of the date on which the Company mails its proxy statement in connection with the 2003 Annual Shareholders' Meeting. However, if the 2004 Meeting is more than 30 days from the first anniversary of the 2003 Annual Shareholders' Meeting, the deadline for submitting a proposal is a reasonable time before the Company begins to print and mail its proxy materials for the 2004 Meeting.

                     INFORMATION REGARDING THE PARTICIPANTS

The Shareholder Protection Committee, our nominees and Citizens, Inc. are participants in this solicitation of proxies for the 2003 Annual Shareholders' Meeting within the meaning of the federal securities laws. Additional information related to the members of the Shareholder Protection Committee, including the beneficial ownership of First American common stock by Citizens, is set forth on Annex A to this proxy statement and is incorporated into this proxy statement by reference. Other than as set forth in this proxy statement or the annexes attached hereto, none of the participants is party to any commercial dealing with First American or its subsidiaries that is required to be discussed in this proxy statement by the federal securities laws. Information in this proxy statement about each participant was provided by that participant.

                        INFORMATION REGARDING THE COMPANY

The information concerning the Company contained in this proxy statement and the annexes hereto has been taken from or is based upon documents and records on file with the SEC and other publicly available information. The Shareholder Protection Committee has no knowledge that would indicate that statements relating to the Company contained in this proxy statement in reliance upon publicly available information are inaccurate or incomplete. The Shareholder Protection Committee, however, has not had access to the books and records of the Company and is not in a position to verify, or make any representation with respect to the accuracy or completeness of, any such information or statements.

Annex B sets forth information obtained from First American's public filings related to the beneficial ownership of First American common stock and is incorporated in this proxy statement by reference.

                                    * * * * *

WE ARE ASKING YOU TO VOTE YOUR SHARES IN FAVOR OF THE SHAREHOLDER PROTECTION COMMITTEE'S NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

Questions or requests for additional copies of this statement should be directed to:

================================================================================

  If you have questions or need assistance in voting your shares, please call:

                          (GEORGESON SHAREHOLDER LOGO)

                           17 State Street, 10th Floor
                               New York, NY 10004
                           (800) 732-6168 (Toll Free)

                     Banks and Brokerage Firms please call:
                                 (212) 440-9800

================================================================================

Date: May 9, 2003                    By: /s/ Rickie D. Meyer
                                         ---------------------------------------
                                         Rickie D. Meyer, Committee Spokesperson

                                     ANNEX A

          INFORMATION REGARDING THE SHAREHOLDER PROTECTION COMMITTEE'S
               NOMINEES AND OTHERS IN ITS SOLICITATION OF PROXIES

The Shareholder Protection Committee, its nominees and Citizens, Inc. are participants (the "Participants" and, each, a "Participant") in the solicitation of proxies in support of electing the Shareholder Protection Committee nominees to the Board of Directors of First American. These nominees are: Rickie D. Meyer, Michael N. Fink, Danny N. Biggs, Dean F. Ferrell, Roger K. Viola, Harold
E. Riley, Rick D. Riley and Mark A. Oliver.

SECURITY OWNERSHIP

The number of shares of the Company's common stock beneficially owned and percentage beneficial ownership of each Participant, other than our nominees whose common stock ownership is set forth in the proxy statement to which this annex is attached, as of the date of this proxy statement are as follows:


                                    Number of Shares                            Percentage
Name                                Beneficially Owned (1)                      Ownership (2)
---------                           ----------------------                      -------------

Citizens, Inc.                              658,230                                14.0%


--------

(1) Citizens, Inc. holds no shares of record but may be deemed to have shared voting power with respect to the above shares because it is a participant in the solicitation of proxies by the Shareholder Protection Committee. Citizens disclaims beneficial ownership of these shares.

(2) Calculated based on 4,687,078 shares of common stock outstanding as of April 22, 2003, as disclosed by the Company in its preliminary proxy material filed with the SEC on or about April 28, 2003.

No Participant and no associate of any Participant (within the meaning of the federal proxy rules) beneficially owns any securities of First American other than common stock described above or in the proxy statement to which this annex is attached. No Participant beneficially owns any securities of any parent or subsidiary of First American. No Participant has record but not beneficial ownership with respect to any securities of First American.

TRANSACTIONS IN FIRST AMERICAN CAPITAL CORPORATION SECURITIES

Other than the transactions described in the proxy statement, no Participant has purchased or sold any securities of First American in the past two years.

ARRANGEMENTS, INTERESTS AND TRANSACTIONS

Other than as described above in the proxy statement, no Participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of First American, including, except as described herein, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Other than as described in the proxy statement, no Participant, no associate of any Participant and no person who is a party to any arrangement or understanding pursuant to which a Shareholder Protection Committee nominee is proposed to be elected has any arrangement or understanding with any person with respect to any future employment by the First American or its affiliates or with respect to any future transactions to which First American or any of its affiliates will or may be a party.

In addition to the information disclosed in our proxy statement, Participants who are Shareholder Protection Committee nominees are expected to receive customary compensation from First American in exchange for their services as directors, if elected.

                                     ANNEX B

                        INFORMATION REGARDING THE COMPANY

The mailing address of the principal executive offices of First American is 1303 S.W. First American Place, Topeka, Kansas 66604.

STOCK OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

In addition to the information in the proxy statement and Annex A, based upon First American's preliminary proxy material filed with the SEC on or about April 28, 2003, the following table sets forth certain information with respect to the beneficial ownership of First American common stock as of April 22, 2003 by: (i) each shareholder known by the Shareholder Protection Committee to be the beneficial owner of more than 5% of the Company's common stock; (ii) each director; (iii) the Company's current Chief Executive Officer, each of the Company's four other most highly compensated executive officers; and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated in the footnotes to the table, the beneficial owners have sole voting and investment power (subject to community property laws where applicable) as to all of the shares beneficially owned by them.


Name and Address of                                          Amount and Nature of
Beneficial Owner                       Class of Stock        Beneficial Ownership         Percent of Class
----------------                       --------------        --------------------         ----------------
Rickie D. Meyer                             Common                456,000(1)                    9.7%
3513 SW Alameda Dr.
Topeka, Kansas 66614

Danny N. Biggs                              Common                 76,000(1)                    1.6%
2601 Canterbury
Great Bend, Kansas 67530

Paul E. Burke, Jr                           Common                 50,000                       1.1%
2009 Camelback Drive
Lawrence, Kansas 66047

Edward C. Carter                            Common                 85,000                       1.8%
4100 Wimbledon Drive
Lawrence, Kansas 66047

Michael N. Fink                             Common                125,000(1)                    2.7%
2581 Walnut Grove Lane
Lexington, Kentucky 40509

Kenneth L. Frahm                            Common                 40,000                         *
Box 849
Colby, Kansas 67701

Stephen J. Irsik, Jr                        Common                 69,000                       1.5%
05405 Six Road
Ingalls, Kansas 67853

John G. Montgomery                          Common                 45,000                         *
510 Redbud Lane
Junction City, Kansas 66441

Harland E. Priddle                          Common                 40,000                         *
8214 South Haven Rd
Burrton, Kansas 67020

Gary E. Yager                               Common                 40,000                         *
3521 SW Lincolnshire
Topeka, Kansas 66614

All Directors and Officers                  Common              1,026,000                      21.9%
As a Group (10 persons) (1)



----------

* Indicates less than 1% ownership.

(1) See "The Shareholder Protection Committee Nominees - Stock Ownership of Our Nominees" in the proxy statement regarding the deemed shared voting power and the sole dispositive power attributable to Messrs. Meyer, Biggs and Fink with respect to shares of common stock of the Company.

                          PROXY SOLICITED ON BEHALF OF
             THE FIRST AMERICAN SHAREHOLDER COMMITTEE FOR PROTECTION
                              OF SHAREHOLDER VALUE

The undersigned shareholder of First American Capital Corporation, a Kansas corporation (the "Company") as of April 30, 2003 (the "record date"), hereby appoints Rickie D. Meyer, Michael N. Fink, Harold E. Riley and Mark A. Oliver, with full power of substitution to act as proxies for the undersigned, and to vote all shares of common stock of the Company for the benefit of the undersigned, which the undersigned would be entitled to vote if personally present at the 2003 Annual Meeting of Shareholders of the Company to be held on June 2, 2003, and at any and all postponements, adjournments and reschedulings thereof as indicated in the instructions set forth below with respect to the exercise of voting power (not disposition of shares) as set forth on this proxy.


THE VOTING OF THE PROXY GRANTED HEREBY WILL BE SUBJECT TO THE PRIOR NON-OBJECTION OR APPROVAL OF THE KANSAS COMMISSIONER OF INSURANCE. ANY LACK OF SUCH NON-OBJECTION OR APPROVAL MAY RESULT IN THE NON-VOTING OF THIS PROXY.


IF YOU SIGN, DATE AND RETURN THIS CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE FOLLOWING PROPOSALS, YOU WILL BE DEEMED TO HAVE VOTED IN FAVOR OF THE PROPOSALS. IF YOU VOTE OR ABSTAIN WITH RESPECT TO THE FOLLOWING PROPOSALS, THIS PROXY CARD WILL REVOKE ANY PREVIOUSLY EXECUTED REVOCATION OF PROXY WITH RESPECT TO SUCH PROPOSALS.

         [X] PLEASE MARK VOTES AS IN THIS EXAMPLE.

THE COMMITTEE FOR PROTECTION OF SHAREHOLDER VALUE STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF PROPOSAL NO. 1.

1.       Proposal No. 1 -- Election of all eight nominees below as directors:

         Rickie D. Meyer, Michael N. Fink, Danny N. Biggs, Dean F. Ferrell, Roger K. Viola, Harold E. Riley, Rick D. Riley and Mark A. Oliver.

         [  ] FOR          [  ] AGAINST           ABSTAIN  [  ]

(Instruction: If you wish to vote for the election of certain of the nominees, but not all of them, check the "FOR" box above and write the name of each such person you do not wish elected in the following space: ______________________. If no box is marked above with respect to this Proposal, the undersigned will be deemed to vote for such Proposal, except that the undersigned will not be deemed to vote for the election of any candidate whose name is written in the space provided above.)

2. Proposal No. 2 - Approval of Kerber, Eck & Braeckel LLP as independent auditors of First American Capital Corporation.

         [  ] FOR          [  ] AGAINST           ABSTAIN  [  ]


3. In their discretion, the proxies appointed hereunder are authorized to vote upon such other business as may properly come before the meeting.

                        Dated:                                            , 2003
                               -------------------------------------------

                        Signature:
                                   ---------------------------------------------

                        Signature (if held jointly):
                                                     ---------------------------

                        Title or Authority:
                                            ------------------------------------

Please sign exactly as name appears hereon. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by an authorized person. The proxy card votes all shares in all capacities.

PLEASE MARK, SIGN AND DATE THIS PROXY BEFORE MAILING IT IN THE ENCLOSED
ENVELOPE.

If you have any questions about this solicitation, or need any assistance in voting your shares, please contact our proxy solicitor, Georgeson Shareholder Communication, Inc., toll-free, at 1-800-732-6168.